                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                               (AMENDMENT NO. 1)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  Consolidated Capital Institutional Properties
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
                  Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                             ConCap Equities, Inc.
--------------------------------------------------------------------------------
                     (Names of Filing Persons  -- Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                   Amount of filing fee
----------------------                                   --------------------
$ 16,583,211.15                                          $ 2,101.09

* For purposes of calculating the fee only. This amount assumes the purchase of 69,348.10 units of limited partnership interest of the subject partnership for $239.13 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,101.09           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed: February 23, 2004


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO

                  This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the "Schedule TO") relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), at a price of $239.13 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 20, 2004, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

                  On March 22, 2004, AIMCO Properties, L.P. issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on March 22, 2004 to midnight, New York City time, on April 9, 2004. A copy of that press release has been filed as Exhibit (a)(5) to this Amendment No. 1 to Schedule TO.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented as follows:

(a)(5)            Press Release dated March 22, 2004.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  April 2, 2004
                                            AIMCO PROPERTIES, L.P.

                                            By:  AIMCO-GP, INC.
                                                 Its General Partner


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            AIMCO-GP, INC.



                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President



                                            CONCAP EQUITIES, INC.



                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
(a)(5)            Press Release dated March 22, 2004.